FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of January 2017

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd.
(Registrant)

By:	/s/ Yitzhak Nissan
Yitzhak Nissan
Chairman of the Board of Directors
and Chief Executive Officer

Dated:  January 3, 2017

Press Release

Eltek Receives Non-Compliance Notice Regarding
Nasdaq Minimum Bid Price Requirement

PETACH-TIKVA, Israel, January 3, 2017 - Eltek Ltd., (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that on December 28, 2016, it received a notice from the Listing Qualifications Department of Nasdaq advising the Company that it was not in compliance with Nasdaq’s requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in the Nasdaq Listing Rules.

ELTEK has a 180 days' period, until June 26, 2017, to regain compliance with the $1.00 minimum bid price requirement. If at any time during this 180 days' period, the closing bid price of the Company’s security is at least $1.00 for a minimum of ten consecutive business days, the Company will regain compliance and the matter will be closed.

In the event Eltek does not regain compliance, the Company may be eligible for additional 180 calendar days' extension to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: “Eltek has recently implemented structural changes, in order to bring the Company back to profitability. The positive effect of these changes is gradual, and therefore not fully reflected in our results to date. This led to a decline in our share price. We believe that the changes will allow the Company to demonstrate improved performance in the future, which in turn will drive up the share price.”

About Eltek

Eltek – "Innovation across the board", is a global manufacturer and supplier of technologically advanced solutions in the field of Printed Circuit Boards, and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, Production and Marketing Center is located in Israel. Eltek operates also through its subsidiary, Eltek USA (100%) in North America, and by agents and distributors in Europe, India, South Africa and South America.

For additional information, visit Eltek's web site at www.nisteceltek.com.

Investor Contact:
Nir Zalik
KM Investor relations
Tel: +972- 3-5167620
nir@km-ir.co.il
www.km-ir.co.il

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023